Exhibit 6.23

July 9, 2019

Mr. Nigel Storer

Aberdeen Standard Investments

nigel.storer@aberdeenstandard.com

RE:	Termination of Investment Sub-Advisory Agreement

Mr. Storer:

As we have discussed, this letter provides written notification that the Investment Sub-Advisory Agreement dated February 29, 2008 among Thrivent Asset Management, LLC, Thrivent Mutual Funds and Aberdeen Asset Management Investment Services Ltd. (“Aberdeen”) will be terminated at the close of business on August 9, 2019. The Investment Sub-Advisory Agreement dated April 30, 2008 among Thrivent Financial for Lutherans, Thrivent Series Fund, Inc., and Aberdeen will remain in effect with respect to Thrivent Partner Emerging Markets Equity Portfolio.

Please let me know if you have any questions or concerns.

Sincerely,

/s/ Troy Beaver

Troy Beaver

Vice President

Thrivent Mutual Funds